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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*


                                Semele Group Inc.
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                                (Name of Issuer)


                     Common Stock, $.10 par value per share
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                         (Title of Class of Securities)


                                   8166 18 201
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                                 (CUSIP Number)


         James A. Coyne, Executive Vice President, Equis Financial Group
                  200 Nyala Farms, Westport, Connecticut 06880
                                 (203) 341-0555
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                December 24, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

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CUSIP No. 8166 18 201                                         Page 2 of 5 Pages
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---------- --------------------------------------------------------------------
1.         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           James A. Coyne
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2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                        (b) |_|
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3.         SEC USE ONLY
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4.         SOURCE OF FUNDS
           OO
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5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                            |_|
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6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           USA
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        NUMBER OF           7.    SOLE VOTING POWER
          SHARES                  366,747
       BENEFICIALLY         ----- ---------------------------------------------
         OWNED BY           8.    SHARED VOTING POWER
          EACH                    None
        REPORTING           ----- ---------------------------------------------
         PERSON             9.    SOLE DISPOSITIVE POWER
          WITH                    284,608
                            ----- ---------------------------------------------
                            10.   SHARED DISPOSITIVE POWER
                                  None
---------- --------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           366,747
---------- --------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                           |_|
---------- --------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           17.6%
---------- --------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON
           IN
---------- --------------------------------------------------------------------


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                                  SCHEDULE 13D

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CUSIP No. 8166 18 201                                         Page 3 of 5 Pages
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Item 1.
SECURITY AND ISSUER

         This statement on Schedule 13D relates to the Common Stock, $.10 par value per share (the "Common Stock"), of Semele Group Inc., a Delaware corporation ("Semele"). The principal executive offices of Semele are located at 200 Nyala Farms, Westport, Connecticut 06880.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed by the following reporting person:

         James A. Coyne. Mr. Coyne is President and Chief Operating Officer of Semele. Mr. Coyne is also Senior Vice President of Equis Corporation, the general partner of Equis Financial Group Limited Partnership, a Massachusetts limited partnership ("Equis"), and the Secretary and a Director of PLM International, Inc. ("PLM"). Both Equis and PLM are engaged primarily in the business of managing leased assets and funds holding leased assets. Mr. Coyne's business address is 200 Nyala Farms, Westport, Connecticut 06880. Mr. Coyne is a U.S. citizen.

         During the last five years, Mr. Coyne was not (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On December 24, 2002, Mr. Coyne transferred for no consideration 281,608 shares of Semele Common Stock to a family corporation controlled by him.

ITEM 4.  PURPOSE OF TRANSACTION

         Not Applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date of this statement, Mr. Coyne beneficially owns 366,747 shares of Semele Common Stock, representing approximately 17.6% of the outstanding shares of Semele Common Stock. The shares beneficially owned by Mr. Coyne include 3,000 shares owned directly, 281,608 shares owned indirectly through a family corporation controlled by Mr. Coyne and 82,139 shares owned by the trustee of a rabbi trust for the benefit of Mr. Coyne, which represent salary deferred by Mr. Coyne through December 31, 2000. Mr. Coyne disclaims beneficial ownership of all the shares he owns indirectly through the


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                                  SCHEDULE 13D

---------------------                                         -----------------
CUSIP No. 8166 18 201                                         Page 4 of 5 Pages
---------------------                                         -----------------

family corporation, except to the extent that he has a pecuniary interest in such shares under Section 16(a) of the Securities Exchange Act of 1934.

         Mr. Coyne has the sole power to vote and dispose of, or to direct the vote and disposition of, the aggregate of 284,608 shares owned by him directly and indirectly through the family corporation. Mr. Coyne has the sole power to vote or to direct the vote of the 82,139 shares owned by the trustee of the rabbi trust, and no power to dispose of or to direct the disposition of such shares.

         There have been no other transactions in Semele Common Stock by Mr. Coyne during the 60-day period prior to the date of this statement.

         Except for the stockholders of the family corporation and the trustee of the rabbi trust for the benefit of Mr. Coyne, no other person is known to have the right to receive or the power to direct the receipt of dividends from, and no other person is known to have the right to receive or the power to direct the receipt of the proceeds from the sale of, the Semele Common Stock beneficially owned by Mr. Coyne.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Of the shares beneficially owned by Mr. Coyne, 82,139 shares are held by the trustee of a rabbi trust for the benefit of Mr. Coyne. These shares represent Mr. Coyne's salary from Semele through 2000, which he elected to defer. Shares in the rabbi trust attributable to Mr. Coyne's salary are not subject to forfeiture. Shares in the rabbi trust attributable to any bonus from Semele deferred by Mr. Coyne are forfeited and returned to Semele if Semele terminates Mr. Coyne's employment for cause. Shares held in the rabbi trust for the benefit of Mr. Coyne will be distributed to him on termination of employment, except that if Semele Common Stock is not then readily tradable, Semele will redeem the shares in installments within three years at fair market value.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.


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                                  SCHEDULE 13D

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CUSIP No. 8166 18 201                                         Page 5 of 5 Pages
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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 24, 2002                   /s/ JAMES A. COYNE
                                    -------------------
                                    James A. Coyne